EXHIBIT 23

                                November 13, 2000


Mr. Don Colton
Pioneer Oil and Gas
1206 W. South Jordan Parkway, Unit B
South Jordan, UT 84095-4551


RE:                                     Pioneer Oil and Gas 2000 Reserve Report


Dear Mr. Colton:

This report provides an appraisal of net oil and gas reserves and the associated economic benefit to Pioneer Oil and Gas (FOG) as of September 30, 2000. The only reserves class evaluated was Proved Developed Producing. No credit was given to behind pipe zones, potential enhanced oil recovery, infill drilling or wells not currently producing due to operational problems.

Product Pricing
As requested, the economics were run using SEC pricing guidelines. The oil price used was based on the spot price as of September 30, 2000. An historical price differential was calculated for each property between the most recent wellhead price received and the monthly strip of historical WTI postings as obtained from the US Bank Energy Group. This differential was then applied to the quoted September 30th WTI posting of $27.50, to obtain the price used. The gas price was handled in a similar fashion. The differential was calculated between the actual price received and the average of four regional gas pipeline postings. The differential was then applied to the average Index Price for September 30th of $4.13/MMBTU. For comparison purposes, this price corresponds to a Henry Hub Spot Price of approximately $4.64/MMBTU as of September 30, 2000. All product pricing was held flat for the life of the project.

A limited number of properties were selling gas under multiple month contracts. For these properties, product pricing was held at contract levels through the life of the contract and then adjusted to the September 30th spot price, as determined above.

Reserves Classification:
-------- --------------
Only one class of reserves were evaluated, Proved Developed Producing (PDP). No credit was given to behind pipe zones, potential enhanced oil recovery, infill drilling or wells not currently producing due to operational problems. The reserves were classified using the Society of Petroleum Evaluation Engineers Reserve Definitions, a copy of which is attached to this report.

Pioneer Oil and Gas 2000 Reserve Report                       November 13, 2000
Scott H Stinson, P.E.



Estimates of oil, condensate, natural gas liquids, and gas reserves and future net revenue should be regarded only as estimates that are likely to change as actual production and pressure history becomes available. Not only are such reserve and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Sources of Information
The majority of the data used in the preparation of this report was obtained from P0G. This information consisted of revenue check details, division orders, oil run statements, ownership interests, spreadsheets detailing operating costs and miscellaneous pricing information. Additional information was obtained from the individual property operators, industry contacts and other public sources. Production information was obtained from the operator, Petroleum Information
(PI) and the Wyoming Oil and Gas Conservation Commission. No attempt was made to independently verify the accuracy of this data. A field examination of the properties was not considered necessary for the purposes of this evaluation.

Operating Costs
The operating costs used in the economics were based on actual historical costs. The estimated operating expense includes field operating costs, pumper charges, direct supervision and third party operator overhead charge. No allocated overhead was included for POG operated properties. As with pricing, operating expenses were held flat for the life of the project

Ownership
The working interest and net revenue interest ownerships used in this appraisal were provided by P0G. No Farmouts or reversions were considered in the economics.

Methodology:
-----------
The estimates of Expected Ultimate Recovery (EUR) by well were prepared using primarily decline curve analysis. Where appropriate, EUR estimates were made for oil wells by extrapolating the Water-Oil-Ratio vs. Cumulative Oil Production plot to a determined economic limit. These methodologies are commonly used by the petroleum industry once detailed production data is available.

Evaluator Information:
--------- -----------
     Scott H Stinson is a consulting petroleum engineer with 20 years experience. His primary emphasis has been on exploration, project economics and formation evaluation. Mr. Stinson started Fall Line Energy, a small oil and gas company and consulting firm in 1993. Prior to Fall Line, Mr. Stinson held positions with Chevron, Terra Resources (Later Pacific Enterprises Oil Company) and Conley P. Smith Operating Company.

Pioneer Oil and Gas 2000 Reserve Report                      November 13, 2000
Scott H. Stinson, P.E.



Mr. Stinson is an active member of the Independent Petroleum Association of the Mountain States (WAMS). Previously, he held the position of Rocky Mountain Vice-Chairman and Wyoming Reserves Coordinator for the American Gas Association
(AGA). In addition, he is an active member of the Society of Petroleum Engineers
(SPE) and the Society of Petroleum Evaluation Engineers (SPEE).

Mr. Stinson earned a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming in 1981 and a Masters in Business Administration (Finance) from the University of Colorado-Denver in 1994. He is a registered petroleum engineer in the states of Colorado and Wyoming.

Neither Fall Line Energy, nor Scott H Stinson, has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on the estimates of reserves and the future income from the subject properties.

Thank you for the opportunity to perform this evaluation. If you have any questions or require any additional information, please do not hesitate to call.


                                   Sincerely,

                             Fall Line Energy, Inc.


                                         /S/
                              -----------------------------
                              Scott H Stinson, P.R
                              President